FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 17, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Segmental Reporting Restatement Document

April 2019

The Royal Bank of Scotland Group plc

Overview of business re-segmentation
This announcement sets out changes to RBS's operating segments and consequent changes in results presentation. The announcement contains re-presented financial results for the year ended 31 December 2018 and, is presented to aid comparison of RBS's quarter ended 31 March 2019 results with prior periods. Re-presented financial information for the quarters ended 31 December 2018 and 31 March 2018 are included.

Segmental reorganisation
RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, the following previously reported operating segments are now realigned, with comparatives re-presented:

●     Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking (CB) business. Concurrent with the transfer, UK PBB has been renamed to UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed  Personal & Ulster. The Commercial & Private Banking franchise has also been renamed to Commercial & Private.

Quarter ended 31 March 2019 results
RBS's results for the quarter ended 31 March 2019 will be announced on Friday 26 April 2019. These results will be reported on the new structure and reporting basis as described above.

In conjunction with this Segmental Reporting Restatement Document, a financial supplement showing re-presented financial information for the last nine quarters is available at www.rbs.com/results.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies.  In particular, this document includes forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and RBSG's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK 2018 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Document roadmap
Pages 2 to 5 of this document show the income statement, selected balance sheet line items and key metrics for the new reportable segments for the year and quarter ended 31 December 2018 and for the quarter ended 31 March 2018. The Re-segmentation reconciliation Appendix - summarises how Business Banking area is allocated to the reportable operating segment Commercial Banking.

For further information contact:

Alexander Holcroft
Investor Relations
+44 (0) 207 672 1982

Group Media Centre
+44 (0)131 523 4205

Re-presented customer segments

	Year ended 31 December 2018
	Personal & Ulster		Commercial & Private
	UK Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	Banking(1)	RoI	Banking	Banking	International	Markets	& other(2)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,283	444	2,855	518	466	112	(22)	8,656
Non-interest income	771	166	1,747	257	128	1,238	347	4,654
Own credit adjustments	-	-	-	-	-	92	-	92

Total income	5,054	610	4,602	775	594	1,442	325	13,402

Direct expenses
- staff	(698)	(202)	(739)	(161)	(102)	(557)	(1,190)	(3,649)
- other	(266)	(103)	(255)	(66)	(67)	(241)	(2,712)	(3,710)
Indirect expenses	(1,464)	(185)	(1,294)	(229)	(91)	(415)	3,678	-
Strategic costs
- direct	(41)	(2)	(33)	-	(3)	(195)	(730)	(1,004)
- indirect	(185)	(20)	(122)	(21)	(6)	(43)	397	-
Litigation and conduct costs	(213)	(71)	(44)	(1)	9	(153)	(809)	(1,282)

Operating expenses	(2,867)	(583)	(2,487)	(478)	(260)	(1,604)	(1,366)	(9,645)

Operating profit/(loss) before impairment (losses)/releases	2,187	27	2,115	297	334	(162)	(1,041)	3,757
Impairment (losses)/releases	(339)	(15)	(147)	6	2	92	3	(398)

Operating profit/(loss)	1,848	12	1,968	303	336	(70)	(1,038)	3,359

Key metrics
Return on equity (3)	24.7%	0.5%	12.1%	15.4%	24.4%	(2.0%)	nm	4.8%
Net interest margin	2.67%	1.79%	1.96%	2.52%	1.71%	0.40%	nm	1.98%
Cost:income ratio (4)	56.7%	95.6%	52.8%	61.7%	43.8%	111.2%	nm	71.7%
Loan impairment rate	0.23%	0.08%	0.14%	nm	nm	nm	nm	0.13%

	As at 31 December 2018
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	171.0	25.2	166.4	22.0	28.4	244.5	36.7	694.2
Funded assets (5)	171.0	25.2	166.4	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost	148.9	18.8	101.4	14.3	13.3	8.4	-	305.1
Impairment provisions	(1.1)	(0.8)	(1.3)	-	-	(0.1)	-	(3.3)
Customer deposits	145.3	18.0	134.4	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs)	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAes)	35.5	14.7	79.7	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands) (6)	21.7	3.1	10.3	1.9	1.7	4.8	23.6	67.1

For notes to this table refer to page 5.

Re-presented customer segments

	Quarter ended 31 December 2018
	Personal & Ulster		Commercial & Private
	UK Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	Banking (1)	RoI	Banking	Banking	International	Markets	& other (2)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,061	110	724	133	123	30	(5)	2,176
Non-interest income	185	37	392	65	32	89	49	849
Own credit adjustments	-	-	-	-	-	33	-	33

Total income	1,246	147	1,116	198	155	152	44	3,058

Direct expenses
- staff	(166)	(53)	(185)	(39)	(25)	(128)	(263)	(859)
- other	(80)	(27)	(77)	(22)	(22)	(65)	(870)	(1,163)
Indirect expenses	(414)	(52)	(403)	(72)	(35)	(123)	1,099	-
Strategic costs
- direct	(27)	(3)	(5)	-	(1)	(89)	(230)	(355)
- indirect	(63)	(12)	(57)	(10)	(2)	(22)	166	-
Litigation and conduct costs	(7)	(17)	(37)	-	(1)	(28)	(2)	(92)

Operating expenses	(757)	(164)	(764)	(143)	(86)	(455)	(100)	(2,469)

Operating profit/(loss) before impairment (losses)/releases	489	(17)	352	55	69	(303)	(56)	589
Impairment (losses)/releases	(142)	19	(5)	8	2	100	1	(17)

Operating profit/(loss)	347	2	347	63	71	(203)	(55)	572

Key metrics

Return on equity (3)	17.2%	0.4%	8.3%	12.3%	20.0%	(9.2%)	nm	3.5%
Net interest margin	2.60%	1.73%	1.96%	2.49%	1.81%	0.39%	nm	1.95%
Cost:income ratio (4)	60.8%	111.6%	67.5%	72.2%	55.5%	299.3%	nm	80.5%
Loan impairment rate	0.38%	(0.39%)	0.02%	nm	nm	nm	nm	0.02%
For the notes to this table refer to page 5.

Re-presented customer segments
	Quarter ended 31 March 2018
	Personal & Ulster		Commercial & Private
	UK Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	Banking (1)	RoI	Banking	Banking	International	Markets	& other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,068	106	683	123	104	36	26	2,146
Non-interest income	230	40	475	61	33	380	(84)	1,135
Own credit adjustments	-	-	-	-	-	21	-	21

Total income	1,298	146	1,158	184	137	437	(58)	3,302

Direct expenses
- staff	(178)	(49)	(188)	(43)	(24)	(165)	(317)	(964)
- other	(65)	(19)	(47)	(14)	(15)	(53)	(606)	(819)
Indirect expenses	(374)	(47)	(311)	(55)	(20)	(102)	909	-
Strategic costs
- direct	(7)	(1)	(6)	(1)	-	(17)	(177)	(209)
- indirect	(61)	(3)	(42)	(8)	(1)	(6)	121	-
Litigation and conduct costs	(1)	(9)	(1)	-	1	(6)	(3)	(19)

Operating expenses	(686)	(128)	(595)	(121)	(59)	(349)	(73)	(2,011)

Operating profit/(loss) before impairment (losses)/releases	612	18	563	63	78	88	(131)	1,291
Impairment (losses)/releases	(68)	(8)	(12)	(1)	-	9	2	(78)

Operating profit/(loss)	544	10	551	62	78	97	(129)	1,213

For the notes to this table refer to page 5.

Re-presented customer segments

	Quarter ended 31 March 2018
	Personal & Ulster		Commercial & Private
	UK Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
Key metrics	Banking (1)	RoI	Banking	Banking	International	Markets	& other (2)	RBS

Return on equity (3)	29.9%	1.6%	13.6%	12.5%	23.2%	2.0%	nm	9.3%
Net interest margin	2.73%	1.80%	1.91%	2.51%	1.57%	0.54%	nm	2.04%
Cost:income ratio (4)	52.9%	87.7%	50.0%	65.8%	43.1%	79.9%	nm	60.5%
Loan impairment rate	0.18%	0.16%	0.05%	nm	nm	nm	nm	nm

	As at 31 March 2018
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total assets	166.3	23.4	165.6	20.4	28.0	283.8	51.0	738.5
Funded assets (5)	166.3	23.3	165.5	20.4	28.0	135.2	50.0	588.7
Net loans to customers - amortised cost (£bn)	145.9	19.0	102.9	13.7	13.1	9.4	(0.2)	303.8
Impairment provisions	(1.3)	(1.2)	(1.5)	(0.1)	-	(0.2)	0.1	(4.2)
Customer deposits	142.9	16.4	131.1	25.3	26.9	3.8	8.1	354.5
Risk-weighted assets (RWAs)	31.5	16.9	84.3	9.4	7.0	53.1	0.5	202.7
RWA equivalent (RWAes)	32.2	17.4	88.9	9.4	7.0	56.5	0.9	212.3
Employee numbers (FTEs - thousands) (6)	24.5	3.0	10.7	1.9	1.7	5.7	23.4	70.9

nm = not meaningful

Notes:
(1) (2)
Reportable operating segment UK Personal and Business Banking renamed to UK Personal Banking to reflect re-segmentation.
Central items include unallocated transactions which principally comprise volatile items under IFRS and RMBS related charges.

(3)
RBS's CET 1 target is approximately 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI), 12% (Commercial Banking), 13.5% (Private Banking), 16% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets equivalents (RWAes) incorporating the effect of capital deductions. RBS return on equity is calculated using profit for the period attributable to ordinary shareholders over tangible net asset value.

(4)	Operating lease depreciation included in income for the year ended 31 December 2018 - £121 million; Q4 2018 - £32 million; Q1 2018 - £31 million.
(5)	Funded assets exclude derivative assets.
(6)	On 1 January 2018, 7,600 employees on a FTE basis were transferred from Central items to UK Personal Banking, 200 to Ulster Bank RoI, 3,700 to Commercial Banking and 400 to Private Banking.

Appendix

Re-segmentation reconciliations

UK Personal Banking (operating segment within the Personal & Ulster franchise)

	Year ended			Quarter ended			Quarter ended
	31 December 2018			31 December 2018			31 March 2018
	Previously			Previously			Previously
	reported	To	Total	reported	To	Total	reported	To	Total
	UK PBB	CB	UK PB(1)	UK PBB	CB	UK PB(1)	UK PBB	CB	UK PB(1)
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,098	(815)	4,283	1,267	(206)	1,061	1,259	(191)	1,068
Non-interest income	1,184	(413)	771	290	(105)	185	332	(102)	230

Total income	6,282	(1,228)	5,054	1,557	(311)	1,246	1,591	(293)	1,298

Direct expenses
- staff	(890)	192	(698)	(208)	42	(166)	(229)	51	(178)
- other	(300)	34	(266)	(93)	13	(80)	(70)	5	(65)
Indirect expenses	(1,801)	337	(1,464)	(522)	108	(414)	(456)	82	(374)
Strategic costs
- direct	(54)	13	(41)	(28)	1	(27)	(12)	5	(7)
- indirect	(221)	36	(185)	(84)	21	(63)	(68)	7	(61)
Litigation and conduct costs	(216)	3	(213)	(6)	(1)	(7)	(1)	-	(1)

Operating expenses	(3,482)	615	(2,867)	(941)	184	(757)	(836)	150	(686)

Operating profit before impairment
losses	2,800	(613)	2,187	616	(127)	489	755	(143)	612
Impairment losses	(342)	3	(339)	(125)	(17)	(142)	(57)	(11)	(68)

Operating profit	2,458	(610)	1,848	491	(144)	347	698	(154)	544

Key metrics

Return on equity (2)	24.3%	0.4%	24.7%	18.6%	(1.4%)	17.2%	27.9%	2.0%	29.9%
Net interest margin	2.78%	(0.11%)	2.67%	2.73%	(0.13%)	2.60%	2.81%	(0.08%)	2.73%
Cost:income ratio	55.4%	1.3%	56.7%	60.4%	0.4%	60.8%	52.5%	0.4%	52.9%
Loan impairment rate	0.21%	0.02%	0.23%	0.31%	0.07%	0.38%	0.14%	0.04%	0.18%

	31 December 2018			31 March 2018
	Previously			Previously
	reported	To	Total	reported	To	Total
	UK PBB	CB	UK PB(1)	UK PBB	CB	UK PB(1)
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans to customers - amortised cost	163.7	(13.7)	150.0	162.1	(14.9)	147.2
Impairment provisions	(1.4)	0.3	(1.1)	(1.6)	0.3	(1.3)

Net loans to customers - amortised cost	162.3	(13.4)	148.9	160.5	(14.6)	145.9
Funded assets	194.2	(23.2)	171.0	190.3	(24.0)	166.3
Customer deposits	184.1	(38.8)	145.3	180.3	(37.4)	142.9
Loan:deposit ratio	88%	14%	102%	89%	13%	102%
Risk-weighted assets	45.1	(10.8)	34.3	43.4	(11.9)	31.5

Notes:
(1)	Reportable operating segment UK Personal and Business Banking renamed to UK Personal Banking to reflect re-segmentation.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental Risk-weighted assets equivalents (RWAes), incorporating the effect of capital deductions, assuming 28% tax rate. Return on equity is calculated using profit for the period attributable to ordinary shareholders.

Commercial Banking (operating segment within the Commercial & Private franchise)

	Year ended			Quarter ended			Quarter ended
	31 December 2018			31 December 2018			31 March 2018
	Previously	From	Total	Previously	From	Total	Previously	From	Total
	reported CB	UK PB	CB	reported CB	UK PB	CB	reported CB	UK PB	CB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,040	815	2,855	518	206	724	492	191	683
Non-interest income	1,334	413	1,747	287	105	392	373	102	475

Total income	3,374	1,228	4,602	805	311	1,116	865	293	1,158

Direct expenses
- staff	(547)	(192)	(739)	(143)	(42)	(185)	(137)	(51)	(188)
- other	(221)	(34)	(255)	(64)	(13)	(77)	(42)	(5)	(47)
Indirect expenses	(957)	(337)	(1,294)	(295)	(108)	(403)	(229)	(82)	(311)
Strategic costs
- direct	(20)	(13)	(33)	(4)	(1)	(5)	(1)	(5)	(6)
- indirect	(86)	(36)	(122)	(36)	(21)	(57)	(35)	(7)	(42)
Litigation and conduct costs	(41)	(3)	(44)	(38)	1	(37)	(1)	-	(1)

Operating expenses	(1,872)	(615)	(2,487)	(580)	(184)	(764)	(445)	(150)	(595)

Operating profit before impairment
(losses)/releases	1,502	613	2,115	225	127	352	420	143	563
Impairment (losses)/releases	(144)	(3)	(147)	(22)	17	(5)	(23)	11	(12)

Operating profit	1,358	610	1,968	203	144	347	397	154	551

Key metrics

Return on equity (1)	10.2%	1.9%	12.1%	5.5%	2.8%	8.3%	12.2%	1.4%	13.6%
Net interest margin	1.67%	0.29%	1.96%	1.66%	0.30%	1.96%	1.64%	0.27%	1.91%
Cost:income ratio	53.8%	(1.0%)	52.8%	70.9%	(3.4%)	67.5%	49.6%	0.4%	50.0%
Loan impairment rate	0.16%	0.02%	0.14%	0.10%	0.08%	0.02%	0.10%	0.05%	0.05%

	31 December 2018			31 March 2018
	Previously	From	Total	Previously	From	Total
	reported CB	UK PB	CB	reported CB	UK PB	CB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans to customers - amortised cost	89.0	13.7	102.7	89.5	14.9	104.4
Impairment provisions	(1.0)	(0.3)	(1.3)	(1.2)	(0.3)	(1.5)

Net loans to customers - amortised cost	88.0	13.4	101.4	88.3	14.6	102.9
Funded assets	143.2	23.2	166.4	141.5	24.0	165.5
Customer deposits	95.6	38.8	134.4	93.7	37.4	131.1
Loan:deposit ratio	92%	(16%)	76%	94%	(14%)	80%
Risk-weighted assets	67.6	10.8	78.4	72.4	11.9	84.3

Note:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental Risk-weighted assets equivalents (RWAes), incorporating the effect of capital deductions, assuming 28% tax rate. Return on equity is calculated using profit for the period attributable to ordinary shareholders.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 17 April 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary